U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

NOTIFICATION OF LATE FILING                                      SEC FILE NUMBER
                                                                         0-22048

                                                                    CUSIP NUMBER
                                                                     855269 10 6


                                     (Check One):

        [X] Form 10-K and Form 10-KSB                     [ ] Form 20-F
        [ ] Form 10-Q and Form-QSB                        [ ] Form N-SAR

For Period Ended: September 28, 1997
                  -----------------------------------------------------------

[ ]       Transition Report on Form 10-K

[ ]       Transition Report on Form 20-F

[ ]       Transition Report on Form 11-K

[ ]       Transition Report on Form 10-Q

[ ]       Transition Report on Form N-SAR

For the Transition Period Ended:
                                 --------------------------------------------

Part I -- Registration Information
--------------------------------------------------------------------------------
     Full Name of Registrant       Starcraft Corportion

     Former Name if Applicable     N/A

     Address of Principal Executive Office (Street and Number) P.O. Box 1903, 2703 College Avenue

     City, State and Zip Code      Goshen, Indiana    46526


Part II -- Rules 12b-25 (b) and (c)
--------------------------------------------------------------------------------

[X] (a) The reasons described in reasonable detail in Part III could not be eliminated without unreasonable effort or expense.

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III --- Narrative
--------------------------------------------------------------------------------

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     Registrant previously announced an anticipated net loss for fiscal 1997 of approximately $11.0 million due largely to restructuring charges and the revaluation of goodwill. Issues related to these charges have delayed registrant's ability to finalize its financial statements for fiscal 1997 and amendments to its financing agreements, causing registrant to be unable to file its Form 10-K in a timely manner.

Part IV  --- Other Information
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

Michael H. Schoeffler                   (219)                 533-1105
--------------------------------------------------------------------------------
(Name)                                (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [X]  Yes         [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X]  Yes         [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     SEE ITEM III, ABOVE.

     Starcraft Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 1997                      By:
                                                /s/ Michael H. Schoeffler
                                                Michael H. Schoeffler,
                                                  President, Chief
                                                  Financial Officer, Treasurer,
                                                  Secretary